1700 S. Patterson Boulevard

Dayton, OH 45479

October 31, 2006

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NCR Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 10, 2006

Forms 10-Q filed during Fiscal 2006

Forms 8-K filed during Fiscal 2006

File No. 1-00395

Dear Mr. Wilson,

Thank you for your comment letter dated October 26, 2006 (the “Comment Letter”). Set forth below is NCR Corporation’s (the “Company”) response to your comments based on your review of NCR’s Form 10-K for Fiscal Year Ended December 31, 2005, Forms 10-Q filed during Fiscal 2006, and Forms 8-K filed during Fiscal 2006 (File No. 1-00395). The comment from your letter of October 26, 2006 is included below in bold. The Company’s response follows your comment. Please do not hesitate to contact me if there are any comments or questions concerning our response or if we can be of further assistance.

Accounting for Reworkable Service Parts

1.	We have considered the information provided in your response. While we believe your previous accounting method is not an acceptable method under GAAP, no change would be required if the application of that method does not produce materially different results from the inventory accounting method. The quantified impact of the change on your historically reported operating cash flows raises concern as to whether the effect of changing to the inventory accounting method is indeed immaterial. However, considering the insignificant impact on your reported cash flow trends and your previous disclosure of the expenditures for the reworkable service parts, we will not object to your conclusion that the impact of the change is immaterial. In your next interim and annual reports filed with the Commission, please include footnote disclosure stating that the reason you are treating the change in method of accounting

NCR Corporation

for reworkable service parts as a change in accounting principle under SFAS 154 is because the impact of the change is not material.

Response:

In future filings, the Company will revise its discussion of reworkable service parts to state that the reason we are treating the change in method of accounting for reworkable service parts as a change in accounting principle under SFAS 154 is because the impact of the change is not material.

Please do not hesitate to contact me at 937-445-7300 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Peter J. Bocian
Peter J. Bocian
Senior Vice President and Chief Financial Officer
NCR Corporation
(937) 445-7300

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

James M. Ringler, Chairman of the Board of Directors

William Nuti, Director, President and Chief Executive Officer